TRELAWNEY MINING AND EXPLORATION INC.

ANNUAL INFORMATION FORM
FOR THE PERIOD ENDED DECEMBER 31, 2010

MAY 12, 2011

TABLE OF CONTENTS

PRELIMINARY INFORMATION	3
Date of Information	3
Forward-Looking Statements	3
Currency	4
Information Incorporated by Reference	4
CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Three Year History	5
GENERAL DESCRIPTION OF THE BUSINESS	7
General Overview	7
Other Financial Assets	8
MINERAL PROJECTS	16
DIVIDENDS AND DISTRIBUTIONS	23
DESCRIPTION OF SHARE STRUCTURE	23
MARKET FOR SECURITIES	24
Prior Sales	24
ESCROWED SECURITIES	25
DIRECTORS AND OFFICERS	25
Name, Occupation and Security Holding	25
Corporate Cease Trade Orders or Bankruptcies	26
Conflicts of Interest	27
AUDIT COMMITTEE INFORMATION	27
Audit Committee	27
Composition of the Audit Committee	27
Audit Committee Oversight	28
Pre-Approval Policies and Procedures	28
Audit Fees	28
LEGAL PROCEEDINGS	29
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	29
TRANSFER AGENT AND REGISTRAR	29
MATERIAL CONTRACTS	29
INTEREST OF EXPERTS	29
Names of Experts	29
Interests of Experts	30
ADDITIONAL INFORMATION	30
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD	A-1

PRELIMINARY INFORMATION

Date of Information

All information in this annual information form (“AIF”) is as at December 31, 2010, unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in this AIF and the documents incorporated by reference herein that are not historical facts constitute “forward-looking statements”, including but not limited to those statements with respect to the estimation of mineral resources and the plans and objectives of Trelawney Mining and Exploration Inc. (the “Company” or “Trelawney”).  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

Forward-looking statements involve known or unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from those projected by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, access to capital and future prices of gold, copper and other base metals and those factors discussed under the heading “Risk Factors” of this AIF. These statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the supply and demand for, deliveries of, and the level and volatility of prices of gold and copper;

•	the timing of the receipt of regulatory and governmental approvals for the Company’s projects;

•	the availability of financing for the Company’s development of its properties on reasonable terms;

•	the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•	the ability to attract and retain skilled staff;

•	exploration timetables;

•	market competition; and

•	the accuracy of the Company’s resource estimate (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which it is based.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this AIF based on the opinions and estimates of management, and, except as may be required by applicable securities laws, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that the forward-looking statements contained in this AIF and the documents incorporated by reference herein will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Currency

The Canadian dollar is the reporting currency and currency of measurement of the Company. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Information Incorporated by Reference

Incorporated by reference into this AIF are:

1)	the audited consolidated financial statements and management discussion and analysis for the Company for year ended December 31, 2010; and

2)
the technical report entitled “Technical Report on the Côté Lake Deposit, Ontario, Canada” (the “Coté Lake Technical Report”) dated April 21, 2011 and prepared by William E. Roscoe, Ph.D., P. Eng. and R. Barr Cook, M.Sc., P. Eng., of Roscoe Postle Associates Inc. (“RPA”).

The financial statements and technical reports are available for review on the SEDAR website located at www.sedar.com.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was formed under the Business Corporations Act (Ontario) as Zenda Gold Corp. on July 4, 1996 by articles of amalgamation. The amalgamation was completed between Galinée Mattagami Mines Limited, a public company, and Paramount Gold Corporation, a private company. On November 1, 1999 the Company amended its articles to change its name to “Zenda Capital Corp.”. On November 8, 2004 the Company amended its articles to change its name to “Terex Resources Inc.”  On November 6, 2006, the Company amended its articles to change its name to “Trelawney Resources Inc.”. On April 16, 2009, the Company amended its articles to change its name to “Trelawney Mining and Exploration Inc.” and to consolidate the common shares of the Company (“Common Shares”) on the basis of 5 old Common Shares for 1 new Common Share.

The head office of Trelawney is 130 King Street, The Exchange Tower, Suite 2810, Toronto, Ontario  M5X 1A6.

Intercorporate Relationships

The Company’s corporate structure including all active subsidiaries and their respective jurisdictions of incorporation is as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Trelawney is a Toronto-based junior natural resource issuer whose operations include the acquisition, exploration and development of mineral properties. The Company is currently focussed on the Chester 1 Property, the Chester 2 Property and Chester 3 Property (collectively, the “Chester Project”) located in Chester Township, Ontario. A description of the general development of Trelawney for the last three fiscal years is set out below.

Three Year History

On December 31, 2007, the Company completed a non-brokered private placement of 13,740,000 flow-through units at a price of $0.10 per flow-through unit. Each flow-through unit consisted of one flow-through Common Share and one-half of a Common Share purchase warrant, each whole warrant exercisable into one Common Share at a price of $0.20 until December 20, 2008.

In January 2008, the Company exercised its right to earn a 50% interest in the Dorset property (“Dorset Property”) located 70 km northwest of Wawa, Ontario. The Company had completed in excess of $2 million in expenditures on the Dorset Property, satisfying the expenditure commitment of the option agreement with MetalCORP Limited (“MetalCORP”) and delivered the balance of 900,000 Common Shares issuable to MetalCORP and the paid the balance of $220,000 to MetalCORP. A 50/50 joint venture was formed to complete further exploration on the Dorset Property.

On November 26, 2008, the Company terminated its earn-in agreement with West Timmins regarding the La Bufa Property. Under the terms of the termination agreement, Trelawney issued 1,000,000 Common Shares to West Timmins in satisfaction of all cash payment obligations and exploration commitments under the original earn-in agreement. Trelawney did not retain any interest in the La Bufa Property.

On April 15, 2009, the Company settled an aggregate of (i) $21,812 of indebtedness through the issuance of 1,244,140 Common Shares.

On May 27, 2009 the Company completed of a non-brokered private placement of 2,000,000 Common Shares at a price of $0.11 per Common Share for total proceeds of $220,000.

On August 11, 2009 the Company entered into an option agreement (the “Chester Agreement”) with Treelawn Investment Corp. (“Treelawn”), whereby Trelawney has the right to acquire up to a 70% interest in two leased mining claims (151 hectares) (the “Chester 1 Property”) located in Chester Township, Ontario.

On August 21, 2009, the Company completed a private placement of 11,115,000 flow-through units at a price of $0.20 per flow-through unit for total proceeds of $2,223,000. Each flow-through unit comprised of one flow-through Common Share and one-half of a Common Share purchase warrant. Each whole warrant entitled the holder thereof to acquire one Common Share until August 21, 2010 at an exercise price of $0.30 per Common Share.

On August 27, 2009, the Company completed a private placement of 4,173,234 units at a price of $0.17 per unit for total proceeds of $709,450. Each unit comprised of one Common Share and one-half of a Common Share purchase warrant. Each whole warrant entitled the holder thereof to acquire one Common Share until August 27, 2010 at an exercise price of $0.30 per Common Share.

On September 10, 2009, the Company entered into an exploration agreement (the “Mattagami Agreement”) with the Mattagami First Nation committing to an ongoing relationship with the Mattagami First Nation with respect to the Company's exploration activities on its properties located in the Chester Township which are located in the traditional territory of the Mattagami First Nation.

On October 27, 2009, the Company signed an acquisition agreement with Metallum Resources Inc. (“Metallum”) to acquire 100% of Metallum’s 92.5% interest in 11 patented and 18 unpatented mining claims located in Chester Township, Ontario (the “Chester 2 Property”) subject to 1% net smelter return royalty payable when the monthly average gold price exceeds US$1,000 per ounce. An additional 3% net smelter return royalty, for a total royalty of 4%, is payable to the proprietary owners on the 11 patented and 2 unpatented mining claims.

On December 21, 2009, the Company entered into an option agreement (the “Jack Rabbit Agreement”) with Treelawn Group Inc. (“Treelawn Group”) pursuant to which Treelawn Group granted the Company the right to acquire up to 92.5% of Treelawn Group’s interest in certain mining claims located in Chester Township, Ontario (the “Chester 3 Property”).

On December 22, 2009, the Company completed a private placement of 15,296,600 units at a price of $0.50 per unit and 4,605,000 flow-through Common Shares at a price of $0.60 per flow-through Common Share for aggregate gross proceeds of $10,411,300. Each unit comprised of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder thereof to purchase a Common Share at an exercise price of $0.70 until December 22, 2011.

The Company entered into a mining claim acquisition agreement on December 30, 2009, whereby the Company acquired a 70% interest in 6 patented and 4 unpatented mining claims covering a total area of 747.22 hectares located in Lizar Township, Sault Ste. Marie Mining Division, Ontario (the “Hiawatha Property”). The Hiawatha Property is located 120 km east-northeast of Hemlo in South Central Ontario. The Company acquired the interest in the Hiawatha Property for consideration of $40,000 and the issuance of 400,000 Common Shares.

On March 30, 2010, the Company completed a “bought deal” private placement, led by Jennings Capital Inc., with a syndicate of underwriters including Raymond James Ltd. and Stonecap Securities Inc. The Company issued an aggregate of 14,238,095 Common Shares at a price of $1.05 per Common Share for aggregate gross proceeds of $14,949,999.75. The Company paid the underwriters a cash commission equal to 6% of the gross proceeds of the Offering and issued broker warrants exercisable to purchase that number of Common Shares equal to 6% of the aggregate number of Common Shares sold pursuant to the offering. Each broker warrant is exercisable at a price of $1.05 per Common Share until March 30, 2012.

On June 2, 2010, Trelawney entered into an agreement with Crown Minerals Inc. (“Crown”) pursuant to which Trelawney purchased an 80% interest in three claims consisting of 14 units (the “Chester-Yeo Property”) in consideration of a one-time payment of $120,000.  Crown will retain a 20% carried interest until the completion of a positive pre-feasibility study.

On June 2, 2010, Trelawney granted Crown the option to earn a 50% interest in 20 claims with 257 units located in Benneweis, Groves, Neville and St. Louis townships (the “Benneweis Property”) in exchange for Crown issuing 1.6 million common shares of Crown and Crown spending $2.5 million in exploration expenses over a five-year period. As of September 30, 2010, 400,000 common shares of Crown have been received by the Company.

On July 8, 2010, Trelawney entered into an agreement with Upper Canada Explorations Limited (“Upper Canada”) whereby Trelawney granted to Upper Canada the option to acquire a 100% interest in Trelawney’s Abbie Lake property for a one time issuance of 100,000 common shares of Upper Canada and a commitment to incur all necessary exploration and property maintenance costs. Upper Canada granted Trelawney a 2% net smelter return royalty  on the Property. Upper Canada has the right to purchase 1.5% of the Royalty from Trelawney for sum of $750,000.

On September 16, 2010, Trelawney entered into an agreement with Norcanex Resources Ltd. (“Norcanex”) whereby Trelawney was granted the right to acquire a 100% interest in one mining claim totalling 2 claim units located in the Township of Sothman in the Porcupine mining division in the province of Ontario (the “Sothman Property”) for consideration of $10,000.

On November 26, 2010, Trelawney entered into a purchase agreement with Gold Bar Resources Inc. (“Gold Bar”) and Mantis Mineral Corp. (“Mantis”) whereby Trelawney was granted the exclusive right to acquire Gold Bar’s 21.62% right, title and interest in and to Mining Lease No. 107767 (also known as “CLM266”); and (ii) Mantis’s option to acquire Gold Bar’s 21.62% right, title and interest in CLM266; and (iii) a 1.5% net smelter return royalty in favour of Gold Bar.  The closing of the this transaction is conditional upn the approval of the shareholders of Gold Bar, which, as at the date of this AIF, has not been obtained.

On December 7, 2010, Trelawney completed a “bought deal” private placement, led by RBC Capital Markets and Jennings Capital Inc., with a syndicate of underwriters including Raymond James Ltd. and Stifel Nicolaus Canada Inc. The Company issued an aggregate of 18,652,000 Common Shares at a price of $2.20 per Common Share and 6,440,000 flow through Common Shares at a price of $2.50 per flow-through Common Share, for aggregate gross proceeds of $57,134,400. The Company paid the underwriters a cash commission equal to 6% of the gross proceeds of the private placement.

GENERAL DESCRIPTION OF THE BUSINESS

General Overview

The Company is a Tier 2 junior exploration company and has been listed on the TSX Venture Exchange (“TSXV”) since October 2, 2000. Trelawney has also been listed on the Frankfurt Stock Exchange since August 5, 2010. Trelawney’s operating management has over 25 years of hands-on experience in underground mine development, operation and contracting.

Trelawney is a Canadian-based mineral exploration and development company, with a growth-oriented strategy focused on expanding its gold resources, developing its Canadian mineral properties and potentially acquiring additional advanced gold projects.

The Company is a mining exploration company engaged in the acquisition, exploration and development of mineral resource properties in Canada. The Company’s activities are currently focused on the “Chester Project” an exploration project in Chester Township located south of Gogama, Ontario, Canada (see “Mineral Projects”).

Depending upon the availability of necessary financing, the Company may also determine to seek out, evaluate and acquire other mineral exploration properties and projects.

The Company intends to continue to evaluate its existing mineral properties and, if deemed warranted, acquire new mineral properties and, contingent upon obtaining satisfactory exploration results, to develop such properties either through additional equity financings or by way of joint venture or option agreements, or through a combination of both.

The Company is a reporting issuer in Alberta, British Columbia and Ontario.

Principal Products and Markets

The Company does not currently have any production. The Company holds interests in properties that are principally prospective for gold and copper. There is a worldwide market for gold and copper as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold and copper which it may produce.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, geophysics, mine development, mining, metals marketing, finance and accounting. Much of the necessary specialized skills and knowledge required by the Company are available from them management team and the board of directors (the “Board”) of the Company. To the extent additional specialized skills and knowledge are required, the Company retains outside consultants.

Competitive Conditions

The Company faces intense competition in the mineral exploration and exploitation industry. The Company actively competes for, among other things, new mineral resource property acquisitions, exploitation leases, licenses and concessions, skilled industry personnel and financing with a substantial number of other exploration companies, many of which have significantly greater resources. The Company’s competitors include large established mining companies, major natural resource exploration and development companies and numerous other independent exploration and development companies and individual producers and operators.

Employees

The Company had 84 employees as at December 31, 2010.

Other Financial Assets

Marketable securities are comprised of 725,000 (December 31, 2009 – 325,000) shares of various public companies.  As at December 31, 2010, these held-for-trading investments have been measured at their fair value of $87,375 (December 31, 2009 – $32,500). The impact to the consolidated financial statements of this revaluation to market value resulted in a gain of $20,875 (2009 – $22,750) as market values of these securities increased during the year.

Environmental Protection

Trelawney intends to undertake its exploration activities in accordance with industry-standard technical work including full drilling, sampling, geotechnical work, ore characterization and economic evaluation. Trelawney recognizes the importance of the environment and the territory of the Mattagami First Nation and will comply with applicable environmental regulations and achieve ISO 14001 environmental standard, including the implementation of any reasonable mitigation measures respecting wildlife. Trelawney will ensure that its exploration activities are carried out in a way to minimize the impact on the environment through consultation with the Mattagami First Nation or its representatives.

Consultation and Aboriginal Accommodations

The Company has worked diligently to establish and maintain cooperative relationships with the local Aboriginal communities.  On September 10, 2009, the Company entered into the Mattagami Agreement committing to an ongoing relationship with the Mattagami First Nation with respect to the Company's exploration activities on its properties located in the Chester Township which are situated in the traditional territory of the Mattagami First Nation. The Mattagami Agreement establishes the foundation for a positive and mutually beneficial relationship between the Mattagami First Nation and Trelawney by setting out provisions which include training, ongoing communication, and opportunities for businesses within the community to participate in project exploration activities. In addition, Mattagami First Nation and Trelawney have agreed to negotiate an Impact Benefit Agreement should the project proceed to production.

Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is not aware of any treaty land entitlement claims or Aboriginal land claims having been formally asserted or any legal actions relating to Aboriginal issues having been instituted with respect to the Company’s properties. There can be no assurance that treaty or Aboriginal rights will not be asserted during the course of the consultations or in the future in respect of the Chester Project, or any of the Company’s other properties. In addition, other parties may dispute the Company’s title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by Aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

Risk Factors

There are various risks that could have a material adverse effect on among other things, the properties, business, condition (financial or otherwise) and the prospects of Trelawney.  These factors should be reviewed carefully. Set out below are certain risk factors affecting Trelawney.

No History of Mining Operations

Trelawney has a limited history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.  The Company has decided to concentrate on the exploration of its Coté Lake discovery on the Chester 3 Property and the Company does not expect to generate revenues from operations in the foreseeable future.

Acquisition

The Company uses its best judgment to acquire mining properties for exploration and development and in pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable agreements, including arrangements to finance the acquisitions and development, or integrate such opportunity and their personnel with the Company. The Company cannot assure that it can complete any acquisition that it pursues or is currently pursuing, on favourable terms, or that any acquisition completed will ultimately benefit the Company.

Exploration, Development and Operating Risk

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration and development, any of which could result in work stoppages, damage to property, and possible environmental damage. None of the properties in which the Company has an interest has a known body of commercial ore. Development of the Company’s mineral properties will follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercially viable bodies or ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Company’s ability to acquire suitable producing properties or prospectus for mineral exploration in the future.

Environmental and Permitting

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations, among other things, mandate the maintenance of air and water quality standards, land reclamation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government Regulation

Trelawney’s mineral exploration and potential development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production.

Many of the mineral rights and interests of Trelawney are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that Trelawney will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Trelawney may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Where required, obtaining necessary permits and licences can be a complex, time consuming process and Trelawney cannot assure that required permits will be obtainable on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Trelawney from proceeding with the development of an exploration project or the operation or further development of a mine.  Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of such mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Trelawney and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Commodity Prices

The price of the Common Shares, its financial results, exploration and development activities have been, or may in the future be, adversely affected by declines in the price of gold and/or other metals. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of commodities by various central banks, financial institutions, expectations of inflation or deflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, international supply and demand, speculative activities and increased production due to new mine developments, improved mining and production methods and international economic and political trends. The Company’s revenues, if any, are expected to be in large part derived from mining and sale of precious and base metals or interests related thereto. The effect of these factors on the price of precious and base metals, and therefore the economic viability of any of the Company’s exploration projects, cannot accurately be predicted.

Credit Risk

The Company is not exposed to major credit risk attributable to customers. Additionally, the majority of the Company's cash and cash equivalents are held with a high rated Canadian financial institution in Canada.  There can be no assurance that the Company will not be exposed to major credit risk in the future.

Equity Price Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Company. The Company is exposed to fair value fluctuations on its investments. The Company's other financial instruments (cash, accounts receivable, accounts payable and accrued liabilities) are not subject to price risk.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2010, the Company had current assets of $55,291,133 (December 31, 2009 - $10,711,638) and current liabilities of $3,109,438 (December 31, 2009 - $794,941).  All of the Company’s financial liabilities and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $52,181,695 (December 31, 2009 - $9,916,697).

The Company's historical capital needs have been met with equity subscriptions from private investors, including members of the Company's management. The Company cannot guarantee receipt of income from any of its projects within the foreseeable future.

Sensitivity Analysis/Interest Risk

The sensitivity analysis shown in the notes below may differ materially from actual results. Interest rate risk on cash equivalents is minimal as these have fixed interest rates.

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a one year period:

(i)
Cash and cash equivalents include short-term money market mutual fund units that are subject to floating interest rates. As at December 31, 2010, if interest rates had fluctuate by 1% with all other variables held constant, the loss for the year ended December 31, 2010 would be changed by $548,000, as a result of a change in interest income from cash and cash equivalents.

(ii)
The Company's investments are subject to fair value fluctuations. As at December 31, 2010, if the fair value of investments had fluctuated by 10% with all other variables held constant, net loss for the year ended December 31, 2010 would have changed by $9,000.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The Chester Project will need sufficient infrastructure to commence and continue mining operations, and will need access to start-up and ongoing capital to establish and maintain the infrastructure necessary to operate a mine on the the Chester Project. There is no assurance that such infrastructure can be put in place or that the capital will be available to the Company on satisfactory terms, or at all, in order to build and maintain such infrastructure, which would have a material adverse effect on the Company’s financial condition and results of operation. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could also adversely affect the Company’s operations, financial condition and results of operations.

Commodity Price Risk

The price of the Common Shares, the Company’s financial results, exploration and development activities have been, or may in the future be, adversely affected by declines in the price of gold and/or other metals. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of commodities by various central banks, financial institutions, expectations of inflation or deflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, international supply and demand, speculative activities and increased production due to new mine developments, improved mining and production methods and international economic and political trends. The Company's revenues, if any, are expected to be in large part derived from mining and sale of precious and base metals or interests related thereto. The effect of these factors on the price of precious and base metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

Commodity Hedging

As the Company’s projects are still at the exploration stage, it does not have a policy to hedge future metal sales. If put into place, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not adequately protect against declines in the price of the hedged metal. Although hedging may protect Trelawney from a decline in the price of the metal being hedged, it may also prevent Trelawney from benefiting fully from price increases.

Dependence on Historical Exploration Data

The exploration potential of Trelawney’s projects has been, in part, assessed on historical exploration data generated by a number of companies, largely during the past 15 years.  The assessment of mineral potential is a function, in part, of the quantity and quality of the available data, and, given the uncertainties, internal resource estimates on some properties are not reportable.

Reliance on Management and Key Employees

The success of the operations and activities of Trelawney is dependent to a significant extent on the efforts and abilities of its management, a relatively small number of key employees, outside contractors, experts and other advisors.  Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of its key employees, outside contractors, experts and other advisors.  Trelawney does not have in place formal programs for succession of management and training of management nor does it have key person insurance on its key employees.  The loss of one or more of these persons, if not replaced, could adversely affect Trelawney’s operations and financial performance.

No Assurance of Titles, Boundaries or Approvals

The Company has sought formal title opinions on certain of its mineral property interests, however, titles to the Company’s properties may be challenged or impugned, and title insurance is generally not available. Some of the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.  The Company cannot assure that it will receive the necessary approval or permits to exploit any or all of its mineral projects in the future.  The failure to obtain such permits could adversely affect the Company’s operations.

Capital Requirements

The exploration activities of the Company may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and development of any of the Company’s properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company. In addition, low commodity prices may affect the Company’s ability to obtain financing.

Dividend Policy

No dividends on the Common Shares have been paid to date. Trelawney anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including Trelawney’s operating results, financial condition, and current and anticipated cash needs.

Estimation of Asset Carrying Values

Trelawney will undertake an annual evaluation of Trelawney’s portfolio of exploration projects and other assets. The recoverability of Trelawney’s carrying values of its properties will be assessed by comparing carrying values to estimated future net cash flows from each property.  Factors which may affect carrying values include, but are not limited to, metal and reagent prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed metal prices, Trelawney may be required to take additional material write-downs of its exploration and development properties.

Insurance and Uninsured Risks

Trelawney’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Trelawney’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Trelawney maintains insurance to protect against certain risks in such amounts as it considers commercially reasonable, its insurance will not cover all of the potential risks associated with its operations. Trelawney may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration is not generally available to Trelawney on affordable and acceptable terms. Trelawney might also become subject to liability for pollution or other hazards which may not be insured against or which Trelawney may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Trelawney to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Shares Reserved For Future Issuance

As at the date of this AIF, the Company had the following options and warrants outstanding:

Security	Exercise Price ($)	Expiry Date	Amount
Warrant	$0.70	December 22, 2011	4,399,200
Warrant	$0.17	August 27, 2014	1,000,000
Broker Warrant	$1.05	March 30, 2012	310,857
Options	$1.00	November 13, 2011	120,000
Options	$0.55	February 6, 2013	12,000
Options	$0.26	August 27, 2014	690,000
Options	$0.37	September 22, 2014	1,360,000
Options	$0.75	January 19, 2015	2,250,000
Options	$0.53	March 2, 2015	75,000
Options	$1.25	April 12, 2015	1,413,000
Options	$1.00	September 24, 2015	200,000
Options	$4.74	April 4, 2016	4,015,000
Options	$4.74	April 27, 2016	5,000

Options and warrants are likely to be exercised when the market price of the Common Shares exceeds the exercise price of such options or warrants.  The exercise price of such options or warrants and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price when it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional Common Share purchase warrants and stock options.  Any Common Share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The price of the shares of resource companies tends to be volatile.  Fluctuations in the world price of precious metals and many other elements beyond the control of the Company could materially affect the price of the Common Shares.

Mineral Reserve and Resource Estimates

The mineral reserve and resource figures referred to herein or in documents filed by the Company from time to time on SEDAR at www.sedar.com are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral reserves or resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or ore to waste ratio, or the price of gold may affect the economic viability of any property held by the Company.

In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until mineral reserves and resources are actually mined and processed, the quantity of mineral reserve and resource grades must be considered as estimates only.

Future Exploration And Development Activities May Not Be Successful

Exploration for and development of gold and copper properties involve significant financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, connecting to a reliable infrastructure, developing metallurgical processes and extracting gold from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Short Term Investment Risks

The Company may from time to time invest excess cash balances in short term commercial paper or similar securities. Recent market conditions affecting certain types of short term investments of some North American and European issuers as well as certain financial institutions have resulted in restricted liquidity for these investments.  There can be no guarantee that further market disruptions affecting various short term investments or the potential failure of such financial institutions will not have a negative effect on the liquidity of investments made by the Company.

MINERAL PROJECTS

The Company’s material mineral project is the Chester Project which is located in Gogama, Ontario.  Information concerning this project is discussed below.  In addition, the Company has several other non-material exploration projects.

The Chester Project is comprised of three material properties: the Chester 1 Property; the Chester 2 Property and the Chester 3 Property.  Details of the agreements affect the Chester Project are set out below.

Chester 1 Property

On August 11, 2009, Trelawney entered into mining option agreement with Treelawn Investment Corp. (“Treelawn”) to acquire up to a 70% interest in two leased mining claims (151 hectares) located in Chester Township, northern Ontario.  Pursuant to the terms of the option agreement, the Company can acquire an initial 50% interest in the Chester 1 Property, in exchange for:

▪	$35,000 in cash (which has been paid);

▪	4,000,000 Common Shares (which have been issued);

▪	1,000,000 Common Share purchase warrants of the Company (which have been issued) exercisable into Common Shares for five years from the date of issuance at an exercise price of $0.17;

▪	Within 12 months following the signing of the Option Agreement, the Company shall obtain the necessary work permits and commence a work program on the Property (completed);

▪	On or before the 18th month anniversary of obtaining the work permits, the Company shall have brought the Property into commercial production; and

▪	On or before the sixth month anniversary of achieving commercial production, the Company shall issue an additional 1,000,000 Common Shares to Treelawn.

After exercising the initial option, the Company can acquire an additional 10% interest in the Chester 1 Property by issuing an additional 1,000,000 Common Shares to Treelawn on the date which is the later of: Treelawn receiving $2.5 million from its share of the net profits from commercial production from the Property and the Chester 1 Property achieving 12 months of continuous commercial production.

The Company can acquire an additional 10% interest in the Chester 1 Property on the date that is 12 months from the Company exercising its option and acquiring a 60% interest in the Chester 1 Property by issuing an additional 1,000,000 Common Shares to Treelawn.

As of December 31, 2010 the Company was in the process of exercising the initial option.

Chester 2 Property (Young-Shannon)

Under an acquisition agreement dated August 20, 2009, between the Company and Metallum Resources Inc. (“Metallum”) the Company acquired Metallum’s 92.5% interest in the Chester 2 Property which is contiguous to the Chester 1 Property, in exchange for 5,000,000 Common Shares and a 1% NSR royalty payable when the monthly average gold price exceeds US$1,000 per ounce. An additional 3% NSR, for a total of 4%, is payable to the proprietary owners on the 11 patented and 2 unpatented mining claims. The Chester 2 Property consists of 11 patented and 18 unpatented mining claims.

Chester 3 Property (Jack Rabbit – Coté Lake)

Pursuant to a mining option agreement between the Company and Treelawn Group Inc. (“Treelawn Group”) dated December 21, 2009, Treelawn Group to acquire up to 92.5% of Treelawn Group’s interest in the Chester 3 Property.  Pursuant to the terms of the mining option agreement the Company can acquire an initial 50% of Treelawn Group’s interest in the Chester 3 Property in exchange for:

▪	3,000,000 Common Shares (which have been issued);

▪
on or before the end of every three month period following December 21, 2009 (the “Effective Date”), the Company shall pay Treelawn the amount of $18,000 for a period of three years, for a total consideration of $216,000 ($90,000 has been paid as at March 31, 2011);

▪	on or before the Effective Date the Company shall pay Treelawn the amount of $1,000,000 (which has been paid);

▪	on or before the first anniversary of the Effective Date the Company shall pay Treelawn the amount of $1,000,000; and

▪	on or before the end of the 18th month anniversary following the Effective Date, the Company shall have made $500,000 in expenditures on the Property (which have been incurred);

▪	on or before the end of the 18th month anniversary following the Effective Date, the Company shall issue an additional 4,000,000 Common Shares to Treelawn; and

▪
in the event the Company fails to exercise the First Option, the Company shall pay Treelawn the amount of $1,000,000. As of December 31, 2009 the Company accrued the $1,000,000 and classified it as a long term payable as the payment is not required until 30 days after the first anniversary of the effective date, which would be due fiscal 2011, in the event that the Company does not exercise its First Option. The Company has since paid the $1,000,000 thus eliminating the liability.

After exercising the initial option, the Company shall grant to Treelawn a 1.5% net smelter return royalty (the “Royalty”) on the Chester 3 Property. During the 48 months following the grant of the Royalty the Company shall have the right to purchase 0.5% of the Royalty from Treelawn for sum of $1,000,000. Twelve months following the exercise of the initial option and provided the Company has expended $500,000 on the Chester 3 Property, the Company can earn an additional 25% interest in the Chester 3 Property by issuing an additional 4,000,000 Common Shares to Treelawn.

The Company can acquire a final 17.5% interest in the Chester 3 Property on the date that is 12 months from the exercise of the its option to acquire a 75% interest in the Chester 3 Property and provided the Company has expended an additional $500,000 on the Chester 3 Property by issuing an additional 4,000,000 Common Shares to Treelawn. As of December 31, 2010 the Company is in the process of exercising the first option.

Chester Project

The Coté Lake Technical Report was prepared in accordance with National Instrument 43-101. The Coté Lake Technical Report sets out the property description and location, accessibility, climate, local resources, infrastructure and physiology, history, geological setting, exploration, mineralization, drilling, sampling and analysis, security of samples, mineral resources and mineral reserve estimates, mining operations and exploration and development of the Chester Project. The Coté Lake Technical Report can be viewed on the SEDAR website at www.sedar.com.

For the purposes of the disclosure required under section 5.4 of Form 51-102F2 – Annual Information Form, the Summary from the Coté Lake Technical Report is reproduced below, and the Company incorporates by reference in this AIF the disclosure contained in the Coté Lake Technical Report.

Property Description and Location

The Chester Project is located in north central Chester Township approximately 20 km southwest of Gogama, Ontario and 12 km by forest access road west of Highway 144.  This is about 200 km by road northwest of Sudbury, along Highway 144. Similarly, it is about 120 km by road southwest of Timmins via Highways 101 and 144. This area is in the Porcupine Mining Division and the Chester Project is within 1:50,000 NTS sheet 41 P/12.

All lease and patent boundaries for the property were surveyed at some time in the past. Boundary and corner posts define existing claims.  The Chester Project holdings include interests in 56 claims, 28 patents, and three leases with a total area of approximately 1,936 ha. There are no known environmental liabilities associated with these properties. The Trelawney land package was assembled in stages in 2009 by a number of agreements and various parts of the Chester Project are termed Chester 1 Property, Chester 2 Property and Chester 3 Property.

On May 19, 2010, Trelawney signed a letter of intent with Crown to purchase an 80% interest in its Chester/Yeo property consisting of three claims with 14 units (224 ha) located approximately one kilometre west of Trelawney’s recently discovered Côté Lake deposit and contiguous with the Chester 2 Property.

On December 3, 2010, Trelawney staked four claims (4260697 4260698, 4260699, and 4260700) covering four small islands in Clam Lake, on the western boundary of Chester Township. The claims are held 100% by Trelawney. A single claim, 4254022, was also acquired west of Clam Lake and has yet to be transferred into Trelawney’s name.

The main infrastructure on the Chester Project is a 3 m by 5 m, 1,675 m decline to a final depth of 162 m plus 700 m of lateral drifting on five levels. This is referred to as the Chester 1 Property. The development work was completed from 1986 to 1989, but production was not achieved. The Chester 1 Property is now connected to the provincial power grid. During 2010, Trelawney dewatered and rehabilitated most of the underground workings and is currently undertaking test stoping. Trelawney plans to process a bulk sample at a mill located in Cobalt, Ontario.

History

Prospecting and exploration activity in the vicinity of the Chester Project began about 1900 and has continued sporadically to the present time. The first discovery of note was the Lawrence copper prospect (# 79) on the east shore of Mesomikenda Lake in 1910. Particular interest in the area was sparked in 1930 when Alfred Gosselin found a spectacular showing of native gold on the east shore of Three Ducks Lake. Activity was fairly intense through to the early 1940s with a significant amount of prospecting and trenching plus the sinking of a few shallow shafts and some resultant, very minor production. Through to the late 1960s, there was little or no work performed. From the early 1970s to about 1990, there was a great deal of surface work performed along with some limited underground investigations. Since that time, fragmented property ownership has precluded any major programs. With the consolidation of control of a group of properties by Treelawn in 2006, a reappraisal of the potential of several interesting gold prospects has become possible.

For the period 1979 to 1989, the two areas that received the most work were what are referred to as the Jack Rabbit property and the Murgold-Chesbar property. Chester 3 Property has two mineralized zones designated Zone 1 and Zone 3. Zone 1 has been tested by approximately 90 drill holes totalling about 12,800 m. The zone was investigated along 550 m of strike and to a depth of 180 m below surface. Zone 3 was investigated by 97 drill holes totalling at least 12,300 m. This zone has been followed for 365 m along strike and for 180 m below surface.

Located south of the Chester 3 Property, the Chester 1 Property has been worked by a number of operators who drilled at least 40 diamond drill holes (5,000 m) investigating three different prospects, Kingsbridge, Gomak, and Strathmore (No. 3 Zone). Two shallow shafts were sunk and limited development and mining was done to 1936.  Murgold Resources Inc. (“Murgold”) from 1979 to 1985 drilled 60 holes, carried out underground work, and sunk the Bates shaft. From 1986 to 1988, Chesbar Resources Inc. (“Chesbar”) drilled 56 holes and drove a decline to investigate the No. 3 Vein System on three levels by drifting, raising, and drilling.

The Chester Project area remained dormant until the latter half of 2009 when Trelawney optioned the Chester 1 and Chester 3 Properties and acquired Metallum Resources Inc.’s 92.5% interest in the Chester 2 Property and began the exploration work that led to the discovery of the Côté Lake deposit.

Geology and Mineralization

Chester Township is located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. The Swayze belt contains a diversity of extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks. Igneous rocks predominate and include both volcanic and plutonic rocks. The Swayze area underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high-strain zones, and late brittle faulting.

The Chester Township area overlies a narrow greenstone belt assemblage which separates the Kenogamissi granitoid complex to the north from the Ramsey-Algoma granitoid complex to the south, a portion of the northern edge of which is called the Chester Granitoid Complex (“CGC”).

Trelawney’s Chester Project is underlain by calc-alkalic pyroclastic metavolcanics of felsic to intermediate composition (“Chester Group”), felsic to intermediate granitoid intrusive rocks, namely tonalite, trondhjemite, granodiorite, and diorite of the CGC and related migmatites. The granitoid rocks are very heterogeneous reflecting a number of primary igneous intrusive phases, migmatization and assimilation of older country rocks and local rafts and screens of the intruded supracrustal lithologies.

Two different types of gold mineralization are recognized on the Chester Project. The historically important mineralization can be termed quartz vein and fracture associated, while the new Côté Lake discovery is a large gold mineralized system associated with altered and brecciated intrusive rocks and could be an Archean gold porphyry deposit.

The extent and limits of the mineralized brecciated mass hosting the Côté Lake deposit are not yet defined, but in plan it has an east-northeast extent of at least 800 m, a horizontal width of 200 m to 300 m, and a depth extent of at least 500 m. A rough picture is emerging of a core breccia mass within diorite, surrounded by granodiorite. The gold-mineralizing hydrothermal system has apparently overprinted the volume of magmatically brecciated rock and developed as yet poorly defined zones of propylitic and potassic alteration.

Exploration and Drilling

Exploration work by Trelawney on the Chester Project during 2010 included surface mapping, prospecting, overburden stripping, channel sampling, line cutting, various geophysical surveys, and extensive diamond drilling. Of the 35,204 m drilled on the Chester Project, 23,500 m (47 drill holes) were directed to delineating the Côté Lake deposit where long intervals of low to moderate grade gold mineralization are being intersected.  The mineralization has been intersected on eight sections (89E to 96E), spaced 100 m apart.

A program of underground exploration was commenced in 2010 by Trelawney at the Chester 1 Property. The 1980s workings were dewatered and the access ramp and several levels were refurbished. Test mining in narrow shrinkage stopes has started and a bulk sample is being trucked to a custom mill in Cobalt, Ontario. Trelawney plans to batch the bulk sample through the mill.

Sampling and Analyses

The Côté Lake drill core is transported by drill personnel to the secure exploration camp complex. Trelawney geotechnicians orient the core, record rock quality designation measurements, and tag the start and end length of each box. The core is then photographed and Trelawney geologists or geological technicians log the core in detail and mark intervals to be sampled. The typical sample length in the most of the mineralized zones is one metre. The method of recording sample numbers is a quality control measure that ensures that the proper sample tag is inserted into the correct sample bag. During this procedure, the location for the insertion of standard reference materials (“SRMs”) and blanks into the sample sequence is noted.

Trelawney saws and samples the entire length of a drill hole except for the central parts of diabase dykes. The remaining half of the core is stored in racks or pallets at the core farm facilities located at Trelawney’s Camp #1 near Gogama, Ontario. Gold SRMs and the diabase blanks are alternately inserted into the sample sequence. Samples are sealed in plastic bags, which are then sealed in rice bags, placed on pallets, and shipped to the Accurassay preparation facility in Sudbury, Ontario.

Trelawney has instituted a process to determine the bulk density of samples by the water immersion method. Bulk densities are determined for barren host rocks and for the full length of sample intervals sent for assay.

Sample preparation is done at the Accurassay facility in Sudbury from where the pulps are shipped to the Accurassay analytical laboratory in Thunder Bay, Ontario. Accurassay is accredited to the ISO 17025 by the Standards Council of Canada. Gold assays use standard fire assay with a 30 g aliquot and an AA finish. For samples that return values of between 2 g/t Au and 5 g/t Au, another pulp is taken and fire assayed with a gravimetric finish. Samples returning values greater than 5 g/t Au are reanalyzed by pulp metallic analysis. The Au, Ag, and Cu content in the samples is determined by AA and inductively coupled plasma.

Data Verification

Trelawney inserts quality control samples at a rate of one in 12 in the sample shipments to the assay laboratory. The control samples consist either of a gold SRM or a blank. Trelawney has used seven different SRMs with gold values ranging from 0.527 g/t to 7.15 g/t and uses barren diabase dyke drill core as the blank samples. Trelawney has check assays completed at ActLabs, in Ancaster, Ontario.

For all seven SRMs, the average of the Trelawney analyses is lower than the certified SRM value. In addition, the Trelawney SRM analyses generally exhibit considerable spread of data.

The vast majority of the blank analyses are below an assumed Upper Control Limit (“UCL”) of 0.015 g/t Au. The few samples that are above the UCL may be indicative of assimilation of pre-existing gold mineralization in the diabase.

Plotting of the ActLabs check assays against the original Accurassay assays shows good correlation but much scatter in the data indicating poor precision.

RPA completed a check of the drill hole assay database. Approximately ten percent (10.7%) of the assay database was checked against original assay certificates with no data entry errors detected, although there was minor variance in the number of significant figures used in the database.

The independent sampling and assaying at SGS in Toronto of eight half core duplicates by RPA clearly confirms that there is gold mineralization in the drill holes sampled. Seven of the eight SGS assays are higher than the original results from Accurassay. Although sample inhomogeneity may be a contributing cause of the differences, this limited amount of data is consistent with the observation above that SRM assays at Accurassay are lower than the certified gold values.

Mineral Processing and Metallugical Testing

Trelawney has submitted two samples for metallurgical testing to SGS Canada Inc. in Lakefield, Ontario. The program proposed will evaluate ore characteristics through detailed mineralogy, chemical analyses, and comminution (crushing/grinding) testing, and will explore several processing avenues for the purpose of establishing an appropriate gold recovery flow sheet.

Preliminary results indicate recoveries based on gravity and cyanidation ranging from 85.6% to 94.9% for various feed sizes, with 21.6% of the gold in Composite 1 captured by the gravity circuit. Composite 2 returned recoveries ranging from 94.3% to 97.8%, by combined gravity and cyanidation, with 51.3% of the gold recovered by the gravity circuit.

Mineral Resource Estimates

The Côté Lake mineral resource was estimated using only diamond drill hole data. All holes have been drilled from surface utilizing a locally established grid.  All holes have been drilled by Trelawney in 2009 and 2010. Geology and gold grade distribution has been interpreted on eight sections from 8900E to 9600E and seven plans ranging from 350 m elevation to -150 m elevation. Interpretation lines on sections and plans have been used to create 3D wireframe surfaces and solids. Mineralization wireframes were constructed using 0.3 g/t Au downhole composites as a guide.

Statistics and plots of gold assays were examined to determine a capping level of 25 g/t Au. Capping of high gold assays results in a 25% decrease in average grade compared to uncapped assays. Assays were composited inside and outside the mineralized wireframes at 2 m lengths. Assays were capped at 25 g/t Au prior to compositing.

The block model used for estimation of the Côté Lake grade and tonnage consists of 10 m x 10 m x 10 m blocks oriented parallel to the local grid. Inverse distance squared (ID2) grade interpolation methods were used for block model grade estimation at Côté Lake since variography did not yield structures leading to well defined models. Search ellipsoid ranges and orientations are based largely on trends defined by 2D and 3D grade contouring, the downhole distribution and range of grade, and by the drill hole spacing. Interpolation of grades was done in three passes.

Bulk densities of various rock types are based on results of 163 wet immersion determinations by Trelawney: a density of 2.71 g/cc was assigned to all rocks except for gabbro, which was assigned 2.79 g/cc. Where partial blocks occur within a zone wireframe, the tonnage is weighted by the fraction of the block inside the wireframe. All blocks within the diabase wireframe were assigned a gold grade of zero.

Block model validation was done in several ways. Block model gold grades were visually compared with diamond drill hole composite and assay grades on sections and plans and appear consistent. The block model volumes were compared with the wireframe volumes with very small percentage differences. The weighted average block grade for the main zone wireframe is very similar to the length weighted average grade for uncomposited assays. A nearest neighbour grade model was estimated for the main zone wireframe and compared with resource model grade. The approximately 8% difference in grade is interpreted to be largely due to the current incomplete drill hole spacing. This incompleteness of drilling especially in the area of Section 9100E is also shown in swath plots.

In order to comply with the CIM Definition Standards for Mineral Resources and Mineral Reserves (“CIM”) requirement of “reasonable prospects for economic extraction”, RPA prepared a preliminary Whittle pit shell to constrain the mineral resource estimate using a gold price of US$1,200 and other assumed pit parameters. The mineral resource extends to a depth of approximately 550 m below surface.

The Côté Lake mineral resource is all classified as Inferred Mineral Resource and totals 131 million tonnes averaging 1.00 g/t Au for 4.2 million ounces of contained gold at a cut-off grade of 0.3 g/t Au. The effective date of this mineral resource estimate is March 4, 2011.

CÔTÉ LAKE MINERAL RESOURCE ESTIMATE – MARCH 4, 2011
Trelawney Mining and Exploration Inc. – Chester Property

Classification	Tonnage (Mt)	Gold (g/t)	Gold (Moz)
Inferred	131	1.00	4.22

Notes:
1. CIM Definitions were followed for classification of Mineral Resources.
2. The Qualified Person for this Mineral Resource estimate is William E. Roscoe, P.Eng.
3. Mineral Resources are estimated at a pit discard grade of 0.30 g/t Au.
4. Mineral Resources are estimated using a gold price of US$1,200 per ounce and metallurgical recovery of 95%.
5. High grade assays are capped at 25 g/t Au.
6. Bulk density of 2.71 t/m3 was used.
7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Other Mineral Properties

In addition to the Chester Project, the Company has an interest in the following non-material mineral properties:

Hiawatha Property

The Company acquired 70% right in the Hiawatha Property on December 30, 2009. The property is located in Lizar Township, Ontario. The Company must pay $40,000 and issue 400,000 Common Shares.

As of December 31, 2010 the Company has met all commitments to exercise this option agreement.

Dorset Au Property

The Company earned a 50% interest in the Dorset property (5 claims totaling 18 units) located about 60 km west of Wawa, Ontario. Trelawney can earn an additional 20% by completing a feasibility study, making cash payment of $100,000, and issuing 500,000 common shares. During the year ended December 31, 2010, the Company wrote off costs associated with the property as management does not intend to continue exploring this property and it does not hold title to the land.

Massey Property

Trelawney owns a 100% interest in the Massey Property consisting of 94 claim units located in the Salter and May Townships, 85 kilometers west of Sudbury, Ontario.

Chester-Yeo Property

Trelawney owns an 80% interest in the Chester-Yeo Property. Crown will retain a 20% carried interest until the completion of a positive pre-feasibility study. The Chester-Yeo property is contiguous to and west of Trelawney’s Chester 2 Property. The Chester-Yeo Property consists of three claims with 14 units located approximately 1 kilometer west of Trelawney’s newly discovered Cote Lake deposit.

Benneweis Property

On June 2, 2010, Trelawney granted Crown the option to earn a 50% interest in the Benneweis Property in exchange for Crown issuing 1.6 million common shares of Crown to the Company and Crown spending $2.5 million in exploration expenses over a five-year period.

Abbie Lake Property

On July 8, 2010, Trelawney entered into an agreement with Upper Canada whereby Trelawney granted to Upper Canada the option to acquire a 100% interest in Trelawney`s Abbie Lake Property for a one time issuance of 100,000 shares of Upper Canada and a commitment to incur all necessary exploration and property maintenance costs. Upper Canada granted Trelawney a 2% Royalty on the Abbie Lake Property. Upper Canada has the right to purchase 1.5% of the Royalty from Trelawney for the sum of $750,000.

DIVIDENDS AND DISTRIBUTIONS

No dividends or distributions on the Common Shares have been paid to date. Trelawney anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends or distributions will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

DESCRIPTION OF SHARE STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares.

Common Shares

As of May 11, 2011, there were 122,909,044 Common Shares issued and outstanding as fully paid and non-assessable.  The following is a summary of the material provisions attaching to the Common Shares. For a full description of the characteristics of the Common Shares, reference should be made to the articles and by-laws of the Company. The holders of Common Shares are entitled to receive notice of and attend all meetings of the shareholders of and are entitled to one vote in respect of each Common Share held at such meetings.  The holders of Common Shares are entitled to dividends as and when declared by the Company. Upon any liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share rateably in the remaining assets of the Company.

Stock Options

The Company has adopted a stock option plan (the “Plan”) for senior officers, directors, employees and key consultants of the Company. The Current Plan provides for the issuance of stock options to acquire up to 10% of the Company’s issued and outstanding Common Shares as at the date of grant, subject to standard anti-dilution adjustment.  As at the date of this AIF there were 10,140,000 stock options outstanding and there remains 2,150,904 stock options avaible for issuance pursuant to the Plan.

Warrants

The Company has issued Common Share purchase warrants (“Warrants”) in connection with various private placement offerings and pursuant to the terms of a mining option agreement (see “General Development of the Business - Three Year History”).  As at the date of this AIF, the following Warrants remain unexercised:

▪	4,399,000 Warrants exercisable into Common Shares at a price of $0.70 until December 22, 2011;
▪	1,000,000 Warrants exercisable into Common Shares at a price of $0.17 until August 27, 2014; and
▪	310,857 Broker Warrants exercisable into Common Shares at a price of $1.05 until March 30, 2012.

Shareholder Rights Plan

On December 3, 2010, the Company adopted a shareholder rights plan (the “Rights Plan”).  The purpose of the Rights Plan is to provide the Board and shareholders with sufficient time to properly consider any takeover bid made for the Company and to allow for competing bids and alternative proposals to emerge. The Rights Plan is subject to ratification by Trelawney’s shareholders at the annual and special meeting of shareholders scheduled to be held on June 2, 2011 and, if ratified, the Rights Plan must be confirmed at every third annual meeting thereafter.  If not ratified within six months from the adoption of the Rights Plan, the Rights Plan and all of the Rights outstanding at the time will terminate.  A copy of the Rights Plan is available for viewing on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

The Common Shares are currently listed and posted for trading on the TSXV under the trading symbol “TRR”. The table below sets forth the high and low trading prices and volume for the Common Shares traded through the TSXV on a monthly basis for the 12 month period from January 1, 2010 to December 31, 2010.

	Price Range and Trading Volume
	High	Low	Volume
January 2010	0.83	0.50	3,091,000
February 2010	0.53	0.45	1,435,700
March 2010	1.35	0.53	26,677,800
April 2010	1.30	0.95	10,618,600
May 2010	1.20	0.83	6,756,900
June 2010	0.98	0.70	22,828,000
July 2010	0.80	0.65	1,682,100
August 2010	0.80	0.69	2,583,200
September 2010	1.24	0.79	12,956,900,
October 2010	1.57	0.97	23,309,900
November 2010	2.84	1.54	30,954,900
December 2010	3.13	2.51	7,834,200

Prior Sales

The following table sets forth the securities not listed but issued by the Company during the financial year ended December 31, 2010.

Date	Class of Securities	Number of Securities	Exercise Price
March 30, 2010	Broker Warrants	854,286	$1.05
January 19, 2010	Options	2,525,000	$0.75
March 2, 2010	Options	275,000	$0.53
April 12, 2010	Options	1,530,000	$1.25
April 30, 2010	Options	50,000	$1.10
September 24, 2010	Options	200,000	$1.00
November 5, 2010	Options	25,000	$1.92

ESCROWED SECURITIES

To the knowledge of the Company, no securities of the Company are held in escrow.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table and the notes thereto set out the name, province or state and country of residence of each director and executive officer of the Company, their current position and office with the Company, their respective principal occupation during the five preceding years, the date on which they were first elected or appointed as a director or officer of the Company, the approximate number of Common Shares beneficially owned, directly or indirectly, or over which they exercise control or direction as at the date of this AIF, and the percentage of the total issued and outstanding Common Shares represented by such shares:

Name and Address	Position(s) Held with Company	officer/director since	Principal Occupations During Past Five Years
Greg Gibson Massey, Ontario Canada	Director, President and Chief Executive Officer	March 25, 2009
President and Chief Executive Officer of the Company; Senior Project Manager of Marathon Drilling since October 2007; Project Manager of Procon Mining from May 2007 to October 2007; President of Hi-Tech Drilling from 1999 to May 2007.

George Cole(1)(4) Reno, Nevada USA	Director	October 19, 2005	Consulting geologist; President and a director of Portage Mienrals Inc. from June 20, 2006 to January 2009; President, CEO and a Director of Garrison International Ltd. from 2004 to 2005.
Chris Irwin(1)(2) Toronto, Ontario Canada	Director	September 19, 2005
Partner, Irwin Lowy LLP since January 2010; Principal, Irwin Professional Corporation, a corporation providing legal services, from August 2006 to December 2009; Associate, Wildeboer Dellelce, LLP from January 2004 to July 2006.

Patrick Mohan(2)(3) Toronto, Ontario Canada	Director	September 19, 2005	President & Chief Executive Officer of The Mohan Group, a strategic marketing and communication agency, from 1987 to present.
James Fairbairn(1)(3) Thornhill, Ontario Canada	Director	November 19, 2009	Self-employed Chartered Accountant.

Name and Address	Position(s) Held with Company	officer/director since	Principal Occupations During Past Five Years
Steve McIntyre Toronto, Ontario Canada	Director	April 4, 2011
Self-employed Consultant since 2009. From 2003 to 2009 self-financed private research on climate topics and operated Climate Audit.  Has acted as officer and/or director of several small public exploration companies, including Dumont Nickel Inc., Northwest Explorations Inc., Timmins Nickel Inc. and Vedron Gold Inc.

Andres Tinajero Richmond Hill, Ontario Canada	Chief Financial Officer and Vice President, Finance	February 6, 2008	Chief Financial Officer and Vice-President, Finance of the Company; , and has acted as Chief Financial Officer of several small public exploration companies.
David Beilhartz Whitefish, Ontario Canada	Vice-President, Exploration	December 18, 2009	Consulting geologist. Exploration Manager/Vice-President, Exploration of Lakeshore Gold from June 2003 to August 2008.
Lisa McCormack Brampton, Ontario Canada	Corporate Secretary	January 4, 2011	Corporate Securities Law Clerk.
Notes:
(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Health & Safety Committee

As at the date of this AIF, the current directors and officers of the Company as a group, directly or indirectly, beneficially own or exercise control or direction over 2,896,942 Common Shares, representing approximately 2.36% of the issued and outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

Other than as described below, to the best knowledge of the Company, none of the directors or executive officers is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director or chief executive officer or chief financial officer of any company that (i) was the subject of an order (as defined in Form 51-102F5 of National Instrument 51-102- Continuous Disclosure Obligations) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

Mr. Fairbairn was a director of Canada Lithium Corp. when (i) on July 30, 2001 the company was the subject of a cease trade resulting from a failure to file financial statements, which cease trade order was rescinded on August 13, 2001, and (ii) on July 23, 2002 the company was the subject of a cease trade resulting from a failure to file financial statements, which cease trade order was rescinded on October 2, 2002.

Mr. Irwin was a former director and officer of Straight Forward Marketing Corporation, at the time that it was subject to: (i) a management cease trade order resulting from a failure to file financial statements (the cease trade was ordered on October 2004 and remained in effect until February 2005); and (ii) a management cease trade order resulting from a failure to file financial statements. The cease trade was ordered on November 2, 2005 and has not been rescinded as of the date hereof.

In addition, Mr. Irwin was appointed a director, President and Secretary of Brighter Minds Media Inc. to assist with the restructuring of the company, which is subject to a temporary cease trade order resulting from the failure to file financial statements.

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (i) is at the date hereof, or has been within 10 years before the date of this AIF, a director or executive officer of any company that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its  assets; or (ii) has, within the 10 years before this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

AUDIT COMMITTEE INFORMATION

Multilateral Instrument 52-110 (“MI52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

Audit Committee

The Audit Committee is responsible for the Company's financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors. The Audit committee is also responsible for reviewing the Company’s financial strategies, its financing plans and its use of the equity and debt markets.

The full text of the charter of the Company’s Audit Committee is attached hereto as Appendix “A”.

Composition of the Audit Committee

The Audit Committee of Trelawney is comprised of the following members of the Board:

Name	Corporate Position	Independent	Financial Literacy
James Fairbairn (Chair)	Director	Yes	Yes
George Cole	Director	Yes	Yes
Patrick Mohan	Director	Yes	Yes

The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Name of Member	Relevant Experience and Qualifications
James Fairbairn (Chair)	Mr. Fairbairn is a Chartered Accountant and has served as Chief Financial Officer for several public companies.
George Cole	Mr. Cole holds a Masters of Science in Geology and has over 30 years experience in the mining industry. Mr. Cole has served as a director for a number of public companies.
Patrick Mohan
Mr. Mohan is President and CEO of the Mohan Group.  Mr. Mohan has worked in the marketing, advertising and promotions field for over 25 years. In 1986, he founded The Mohan Group and has been the driving force behind the growth of The Mohan Group from a fledgling firm to one of the fastest growing and most respected advertising and marketing companies in Canada.  He received his B.A. Political Science in 1978 from the University of Windsor and his director’s education in 2005 from the Rotman School of the University of Toronto.  Mr. Mohan also holds his ICD.D designation.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

In the event that the Company wishes to retain the services of the Company’s external auditors for any non-audit services, prior approval of the Audit Committee must be obtained.

Audit Fees

The following table provides details in respect of audit, audit related, tax and other fees billed to the Company by the external auditors for professional services:

	Year ended December 31, 2010 ($)	Year ended December 31, 2009 ($)
Audit Fees(1)	20,000	29,100
Audit Related Fees(2)	46,441	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Notes:
(1)
Aggregate fees billed for services provided in auditing the Company’s annual consolidated financial statements.  The audit fee for 2010 has been paid by the Company and was subject to review and approval by the Audit Committee.

(2)
Aggregate fees not included in “audit fees” that are billed by the auditors for the assurance and related services that are reasonably related to the performance of the audit review of the Company’s statements or as related to a prospectus.

(3)	Aggregate fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Aggregate fees billed by the auditors for products and services not included in the foregoing categories.

LEGAL PROCEEDINGS

Management is not aware of any current or contemplated material legal proceedings to which the Company is a party or which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the following persons:

(a)	a director or executive officer of the Company;

(b)	a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of any class or series of the Company’s voting securities; or

(c)	an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b) above,

has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario  M5H 4H1.

MATERIAL CONTRACTS

There are no contracts that may be considered material to the Company, other than contracts entered into in the ordinary course of business, that have been entered into by the Company in the past fiscal year or that have been entered into by the Company in a previous fiscal year and are still in effect except for the Rights Plan.

INTEREST OF EXPERTS

Names of Experts

Set forth below are the persons and companies who prepared or certified a statement, report, valuation or opinion described, included or referred to in a filing that the Company made under National Instrument 51-102 during or relating to its most recently completed financial year.

The Coté Lake Technical Report provides an independent technical review of the Chester Project.  The Coté Lake Technical Report was prepared by William E. Roscoe, Ph.D., P. Eng. and R. Barr Cook, M.Sc., P. Eng. of RPA, who are "qualified persons" as such term is defined in National Instrument 43-101. Each of William E. Roscoe, Ph.D., P. Eng. and R. Barr Cook, M.Sc., P. Eng. and RPA are independent of Trelawney within the meaning of National Instrument 43-101 and does not have an interest in any securities or other property of Trelawney.

David Beilhartz, VP Exploration of the Company and a “qualified person” under NI 43-101, prepared or supervised the preparation of certain scientific or technical information about the Company’s mineral projects during its most recently completed financial year.

Certain legal matters will be passed upon on behalf of Trelawney by Irwin Lowy LLP. Chris Irwin, a partner at Irwin Lowy LLP and a director of Trelawney beneficially, directly or indirectly owns 392,500 Common Shares and 810,000 stock options of the Company. In addition, Irwin Lowy LLP is compensated for the legal services it provides to Trelawney.

The auditors of the Company are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario. Ernst & Young LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. Ernst & Young LLP was first appointed as the Company’s auditor on January 5, 2011.  Prior thereto parker simone LLP were the auditors of the Company from December 5, 2005.

Interests of Experts

None of the experts named under “Names of Experts” has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of any of the Company's associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person. During the financial year ended December 31, 2010, Mr. Beilhartz and Mr. Irwin received stock options of the Company for services rendered by them generally to the Company in their capacity as an officer and director, respectively, of the Company.  To the knowledge of the Company, none of the experts so named (or any of the designated professionals thereof) held securities of the Company representing more than 1% of all issued and outstanding securities of that class as at the date of the statement, report or valuation in question.

ADDITIONAL INFORMATION

Additional information relating to the Company filed under its continuous disclosure obligations is available on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the joint management information circular of the Company for its most recent meetings of shareholders that involved the election of directors, and additional financial information is provided in the financial statements of the Company and management’s discussion and analysis for each of their most recently completed financial years, respectively.

APPENDIX “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD

The purpose of the Audit Committee of the Board (the “Board”) of Trelawney Mining and Exploration Inc. (the “Corporation”) is to assist the Board in fulfilling its responsibility for overseeing the quality and integrity of the accounting, auditing, and reporting practices of the Company, and such other duties as directed by the Board. The Audit Committee’s role includes a particular focus on the qualitative aspects of financial reporting to shareholders, on the Company’s processes to manage business and financial risk, and on compliance with significant applicable legal, ethical and regulatory requirements.

MEMBERSHIP

The membership of the Audit Committee shall consist of at least three directors who are generally knowledgeable in financial and auditing matters, including at least one member with accounting or related financial management expertise. A majority of the members of the Audit Committee must be financially literate, that is having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Chair of the Audit Committee shall be appointed by the full Board.

COMMUNICATIONS AND REPORTING

The Audit Committee is expected to maintain free and open communication with the external auditors, the internal accounting staff, and the Company’s management. This communication shall include private executive sessions, at least annually, with each of these parties. The Audit Committee chairperson shall report on Audit Committee activities to the full Board.

AUTHORITY

In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention, with full power to retain outside counsel or other advisors and experts for this purpose. The Audit Committee shall be empowered to set and pay the compensation for any such advisors employed by the Audit Committee. The Audit Committee shall have the authority to communicate directly with the internal and external auditors of the Company.

RESPONSIBILITIES

Oversight

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management of the Company and the external auditor regarding financial reporting.

Recommend Auditor

The Audit Committee must recommend to the Board the external auditor to be nominated (subject to shareholder approval) for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the external auditor.

Pre-Approve Non-Audit Services

The Audit Committee must pre-approve all non-audit services to be provided to the Company (or any of its subsidiary entities) by the Company’s external auditor.

Review Financial Disclosure

The Audit Committee must review the Company’s financial statements, management’s discussion and analysis (MD&A) and annual and interim financial press releases, if any, before the Company publicly discloses this information.

The Audit Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and must periodically assess the adequacy of those procedures.

Whistle Blower Procedures

The Audit Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Reliance on Management and Auditors

The Audit Committee relies on the expertise and knowledge of management, the internal auditors, and the external auditor in carrying out its oversight responsibilities. Management of the Company is responsible for determining that the Company’s financial statements are complete, accurate, and in accordance with generally accepted accounting principles. The external auditor is responsible for auditing the Company’s financial statements. The Audit Committee should assure itself that the Company’s internal policies, procedures and controls are adequate and are being implemented and followed.

Relationship with Auditors

The Audit Committee is also responsible for ensuring that the Company’s external auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the external auditors and the Company and actively engaging in a dialogue with the external auditors with respect to any disclosure relationships or services that may impact the objectivity and independence of the external auditors and for taking appropriate action to ensure the independence of the external auditors within the meaning of applicable Canadian law.

The Audit Committee must review and approve the Company’s hiring policy regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Guidelines for Audit Committee

With respect to the exercise of its duties and responsibilities, the Audit Committee should, among other things:

(1)	report regularly to the Board on its activities, as appropriate;

(2)	exercise reasonable diligence in gathering and considering all material information;

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(3)	remain flexible, so that it may be in a position to best react or respond to changing circumstances or conditions;

(4)	understand and weigh alternative courses of conduct that may be available;

(5)	focus on weighing the benefit versus harm to the Company and its shareholders when considering alternative recommendations or courses of action;

(6)
if the Audit Committee deems it appropriate, secure independent expert advice and understand the expert’s findings and the basis for such findings, including retaining independent counsel, accountants or others to assist the Audit Committee in fulfilling its duties and responsibilities; and

(7)	provide management and the Company’s independent auditors with appropriate opportunities to meet privately with the Audit Committee.

MEETINGS

The Audit Committee shall meet with such frequency and at such intervals as it shall determine is necessary to carry out its duties and responsibilities. As part of its purpose to foster open communications, the Audit Committee shall meet at least annually with management and the Company’s external auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups or persons believe should be discussed privately. In addition, the Audit Committee should meet or confer with the external auditors and management to review the Company’s interim consolidated financial statements and related filings prior to their filing with the Ontario Securities Commission, or any other regulatory body. The Chairman should work with the Chief Financial Officer and management to establish the agendas for Audit Committee meetings. The Audit Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Audit Committee shall maintain minutes of its meetings and records relating to those meetings and the Audit Committee’s activities and provide copies of such minutes to the Board to be included in the minute books of the Company.

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